File No: 82-35048

07028844

BlueBay Asset Management plc
77 Grosvenor Street
London
W1K 3JR
United Kingdom

PROCESSED
JAN 0 4 2008
THOMSON
FINANCIAL

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

5 December 2007

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 1 2 2007
WASH, D.C.
185

By Courier

SUPPL

Dear Sir or Madam

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

Information Furnished

We last wrote to the SEC on 19th October 2007, furnishing a list of the additional information the Company made public, filed or distributed since the date of our previous letter. Please now find attached hereto as Appendix A a list of the information the Company has made public, filed or distributed between 19th October 2007 and the date of this letter. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Can you please acknowledge receipt by stamping and returning the enclosed copy of this letter, using the self-addressed envelope and Fedex payment slip also enclosed.

dw 1/2/08

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

Simon Sutcliffe
Legal Associate
BlueBay Asset Management plc
77 Grosvenor Street, London, W1K 3JR

Tel: 020 7389 8372
Fax: 020 7930 7400

Email: ssutcliffe@bluebayinvest.com

www.bluebayinvest.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items		
Title	**Date of Release**	**Description**
Regulatory News Item	31 October 2007	Total Voting Rights
Regulatory News Item	5 November 2007	Directorate Change
Regulatory News Item	14 November 2007	Result of AGM
Regulatory News Item	15 November 2007	Doc re UKLA Fiilng
Regulatory News Item	26 November 2007	Employee Share Scheme
Regulatory News Item	30 November 2007	Total Voting Rights

UK Companies House / FSA / UKLA Filings		
Title	**Stamp Date**	**Description**
UKLA Filing	15 November 2007	Copies of 'special business' resolutions passed at AGM
Companies House Filing	15 November 2007	Copies of ordinary and special resolutions required to be filed with the Registrar of Companies and a copy of the amended Articles of Association of the Company
Companies House Filing	15 November 2007	Filing of Form 287 regarding a change of registered office of the Company
Companies House Filing	26 November 2007	Filing of Form 288b regarding the resignation of Nicholas Williams as Secretary of the Company
Companies House Filing	26 November 2007	Filing of Form 288a regarding the appointment of Nicholas Williams as a director of the Company
Companies House Filing	26 November 2007	Filing of Annual Return

REG-BlueBay Asset Man <BBAY.L> Total Voting Rights

31/10/2007

RNS Number:7327G
BlueBay Asset Management PLC
31 October 2007

BlueBay Asset Management plc ("BlueBay") - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, BlueBay confirms that its current issued share capital comprises 190,635,000 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. BlueBay holds no treasury shares.

The above figure of 190,635,000 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BlueBay under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Directorate Change

05/11/2007

RNS Number:0525H
BlueBay Asset Management PLC
05 November 2007

Appointment of Mr Alan Gibbins as Non-Executive Director

The directors are pleased to announce the appointment of Mr Alan Gibbins as a non-executive director of the Company, with immediate effect. Mr Gibbins will also succeed Tom Cross Brown as Chairman of the Audit Committee and will be a member of the Remuneration Committee and Nomination Committee.

Mr Gibbins has extensive experience of public company reporting and financial services spanning 35 years with Price Waterhouse and PricewaterhouseCoopers LLP, having been a Partner since 1985. Mr Gibbins's responsibilities included one of the main London audit groups and he was an Audit and Business Assurance Partner until June 2006. He qualified as a chartered accountant in 1974.
Mr Gibbins's outside interests include Membership of Council and Chairman of the Audit Committee of Queen Mary, University of London, and he is a trustee and the Treasurer of Emmaus Medway.

Tom Cross Brown, who has chaired the Audit Committee since IPO, remains as a non-executive director of the Company, and a member of the Audit Committee, Nomination Committee and Remuneration Committee.

There are no disclosures required for the purposes of LR 9.6.13.

For further information please contact:

Brunswick Group LLP 020 7404 5959
Nigel Prideaux/Tim Williamson

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Result of AGM

14/11/2007

RNS Number:7647H
BlueBay Asset Management PLC
14 November 2007

BlueBay Asset Management plc - Results of Annual General Meeting ("AGM")

The Board is pleased to announce that at the AGM of the Company held today, all of the resolutions proposed in the Notice of Meeting were duly passed on a show of hands.

For information, the proxy votes received were as follows:

Resolution	Total votes for	%	Total votes against	%	Total votes cast	V
Ordinary business						
1 Receive the report and accounts						
	109,068,994	99.83%	182,376	0.17%	109,251,370	
2 Approve the remuneration report						
	101,335,322	99.85%	155,710	0.15%	101,491,032	
3 Declare a final dividend						
	109,363,486	100%	0	0.00%	109,363,486	
4 Re-election of H-J. Rudloff						

	109,339,454	99.98%	24,032	0.02%	109,363,486
5 Re-election of H. Willis					
	109,339,454	99.98%	24,032	0.02%	109,363,486
6 Re-election of M. Poole					
	109,339,454	99.98%	24,032	0.02%	109,363,486
7 Re-election of T. Eccles					
	109,214,323	99.86%	149,163	0.14%	109,363,486
8 Re-election of T.C. Brown					
	109,214,323	99.86%	149,163	0.14%	109,363,486
9 Re-election of N. Williams					
	109,339,454	99.98%	24,032	0.02%	109,363,486
10 Re-election of A. Khein					
	109,339,454	99.98%	24,032	0.02%	109,363,486
11 Re-appointment and remuneration of auditors					
	108,998,913	99.81%	210,063	0.19%	109,208,976
12 Electronic Communications					
	109,361,061	99.99%	2,400	0.01%	109,363,461
13 Alteration of Articles**					
	109,307,007	99.95%	52,532	0.05%	109,359,539
14 Authority for share buy backs					
	109,363,461	99.99%	0	0.00%	109,363,461
15 Authority to allot shares (section 80)					
	109,361,086	99.99%	2,400	0.01%	109,363,486
16 Authority to allot shares (section 89)**					
	109,359,386	99.99%	2,400	0.01%	109,361,786

Notes:

*A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes 'for' or 'against' a resolution.

**Special Resolutions requiring a 75% majority.

Name of contact and telephone number for enquiries:

James Brace, Company Secretary: 0207 389 3700

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Doc re UKLA Filing

15/11/2007

RNS Number:8418H
BlueBay Asset Management PLC
15 November 2007

BlueBay Asset Management plc - Filing of Documents with UKLA

Copies of the resolutions passed at the Company's Annual General Meeting held on 14 November 2007, other than in relation to ordinary business, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7066 1000

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REG-BlueBay Asset Man <BBAY.L> Employee Share Scheme

26/11/2007

RNS Number:5104I
BlueBay Asset Management PLC
26 November 2007

BlueBay Asset Management plc - Employee Share Scheme

As reported in the Company's recent Annual Report, the Company intends to provide financing to Appleby Trust (Jersey) Limited, acting in its capacity as trustee of the Company's Employee Benefit Trust (the "Trust"), being the Company's primary employee benefit trust. The reason for the financing is to enable the Trust to purchase ordinary shares of the Company, for the purpose of making equity awards under the Company's equity incentivisation programme, over coming years.

The maximum potential commitment under the facility provided by the Company to the Trust, has been increased from £15 million to £27 million, with immediate effect.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Total Voting Rights

30/11/2007

RNS Number:8753I
BlueBay Asset Management PLC
30 November 2007

BlueBay Asset Management plc - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, the Company confirms that its current issued share capital comprises 191,723,750 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. The Company holds no treasury shares.

The above figure of 191,723,750 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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BlueBay Asset Management plc

(Company number 03262598)

ITEMS OF SPECIAL BUSINESS - BLUEBAY ASSET MANAGEMENT PLC 2007 ANNUAL GENERAL MEETING

The following items of special business were passed at the annual general meeting of BlueBay Asset Management plc (the "Company"), duly convened and held at Sofitel St James, 6 Waterloo Place, London SW1Y 4AN on Wednesday, 14 November 2007 at 11am:

Resolution 12 – Use of electronic communications

To authorise the Company generally and unconditionally to use electronic communications with its shareholders and, in particular, to authorise the Company to send or supply documents or information to its shareholders by making them available on a website.

Resolution 14 – Authority for share buyback

To authorise the Company generally and unconditionally to make market purchases (as defined in section 163(3) of the Companies Act 1985) of ordinary shares with nominal value of 0.1 pence each in the Company provided that:

a. the Company does not purchase, under this authority, more than 19,041,000 ordinary shares (representing 10% of the Company's issued ordinary share capital);

b. the Company does not pay less than 0.1 pence for each ordinary share;

c. the Company does not pay more for each share than 5% over the average of the middle market quotations of the ordinary shares for the five business days immediately preceding the date on which the Company agrees to buy the shares concerned, based on the Daily Official List of the London Stock Exchange; and

d. unless previously renewed, varied or revoked, this authority shall continue for the period ending on the date of the Annual General Meeting in 2008 or 13 November 2008, whichever is earlier, provided that, if the Company has agreed before this date to purchase ordinary shares where these purchases will or may be executed after the authority terminates (either wholly or in part), the Company may complete such purchases.

Resolution 15 – Directors' authority to allot shares (Section 80)

To authorise the Directors generally and unconditionally for the purposes of section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £59,590.00 provided that this authority is for a period expiring at the Company's next Annual General Meeting but the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired. This authority is in substitution for all subsisting authorities, to the extent unused.

Resolution 13 – Amendments to Articles of Association

That the amendments to the existing Articles of Association of the Company be approved and that the amended Articles of Association, as presented to the Meeting, be adopted as the new Articles of Association of the Company with effect from the end of the Meeting.

Resolution 16 – Directors' authority to allot shares (Section 89)

That subject to the passing of Resolution 15, the Directors be and they are empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) wholly for cash pursuant to the authority conferred by Resolution 15 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

a. in connection with an offer of such securities (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

b. otherwise than pursuant to sub-paragraph a. above up to an aggregate nominal amount of £9,520.50,

and shall expire on the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.
This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 15" were omitted.

/S/ James Brace

James Brace

Company Secretary

Company number 03262598

ORDINARY AND SPECIAL RESOLUTIONS

OF

BLUEBAY ASSET MANAGEMENT PLC (the "**Company**")

Passed on 14/11/2007

At the annual general meeting of the Company duly convened and held at Sofitel St James, 6 Waterloo Place, London SW1Y 4AN on Wednesday, 14 November 2007 at 11am, the following resolutions were duly passed as ordinary and special resolutions

Resolution 14 – Authority for share buyback*

To authorise the Company generally and unconditionally to make market purchases (as defined in section 163(3) of the Companies Act 1985) of ordinary shares with nominal value of 0 1 pence each in the Company provided that

a the Company does not purchase, under this authority, more than 19,041,000 ordinary shares (*representing 10% of the Company's* issued ordinary share capital),

b the Company does not pay less than 0 1 pence for each ordinary share,

c the Company does not pay more for each share than 5% over the average of the middle market quotations of the ordinary shares for the five business days immediately preceding the date on which the Company agrees to buy the shares concerned, based on the Daily Official List of the London Stock Exchange, and

d unless previously renewed, varied or revoked, this authority shall continue for the period ending on the date of the Annual General Meeting in 2008 or 13 November 2008, whichever is earlier, provided that, if the Company has agreed before this date to purchase ordinary shares where these purchases will or may be executed after the authority terminates (either wholly or in part), the Company may complete such purchases

Resolution 15 – Directors' authority to allot shares (Section 80)*

To authorise the Directors generally and unconditionally for the purposes of section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (*within the meaning of that section*) up to an aggregate nominal amount of £59,590 00 provided that this authority is for a period expiring at the Company's next

Annual General Meeting but the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired This authority is in substitution for all subsisting authorities, to the extent unused

Resolution 13 – Amendments to Articles of Association**

That the amendments to the existing Articles of Association of the Company be approved and that the amended Articles of Association, as presented to the Meeting, be adopted as the new Articles of Association of the Company with effect from the end of the Meeting

Resolution 16 – Directors' authority to allot shares (Section 89)**

That subject to the passing of Resolution 15, the Directors be and they are empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) wholly for cash pursuant to the authority conferred by Resolution 15 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities

a in connection with an offer of such securities (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange, and

b otherwise than pursuant to sub-paragraph a above up to an aggregate nominal amount of £9,520 50,

and shall expire on the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 15" were omitted

* passed as ordinary resolutions

** passed as special resolutions

Signed

James Brace

Company Secretary

ARTICLES OF ASSOCIATION

of

BLUEBAY ASSET MANAGEMENT

PUBLIC LIMITED COMPANY

(the "Company")

(Approved by special resolution at the Annual General Meeting of the Company on 14 November 2007)

PRELIMINARY

1 (1) In these articles the following words bear the following meanings

"the 1985 Act" means the Companies Act 1985 to the extent in force from time to time,

"the 2006 Act" means the Companies Act 2006 to the extent in force from time to time,

"the Acts" means the 1985 Act and the 2006 Act,

"these articles" means the articles of association of the Company,

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect,

"electronic address", means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means,

"electronic form" has the meaning ascribed to it in the 2006 Act,

"electronic means" has the meaning ascribed to it in the 2006 Act,

"executed" means any mode of execution,

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares,

"London Stock Exchange" means the London Stock Exchange PLC,

"Office" means the registered office of the Company,

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the 1985 Act, or either of them as the case may require,

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary,

"the Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Acts or the Uncertificated Securities Regulations (as the case may be)

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force

(5) In these articles, unless the context otherwise requires

(a) words in the singular include the plural, and vice versa,

(b) words importing any gender include all genders, and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons

(6) In these articles

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or otherwise,

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible,

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise, and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors

(7) The headings are inserted for convenience only and do not affect the construction of these articles

2 The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company

SHARE CAPITAL

3 The authorised share capital of the Company is divided into 250,000,000 ordinary shares of 0 1p each

4 Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine)

5 Subject to the provisions of the Acts, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles

6 Subject to the provisions of the Acts and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options in or otherwise dispose of them to such persons and on such terms as the directors think fit

7 The Company may exercise the powers of paying commissions conferred by the Acts Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other

8 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder

9 Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted, and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 9(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form

10 Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings

VARIATION OF RIGHTS

11 Subject to the provisions of the Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up

(a) in such manner (if any) as may be provided by those rights, or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy

12 Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares

SHARE CERTIFICATES

13 (1) Subject to paragraph (2) of this article, every holder of shares (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate

LIEN

14 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share The directors may declare any share to be wholly or in part exempt from the provisions of this article The Company's lien on a share shall extend to all amounts payable in respect of it

15 The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold

16 To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser, and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

17 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale

CALLS ON SHARES AND FORFEITURE

18 Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments The directors may, before receipt by the Company of an amount due under it, revoke a call in whole or in part or postpone payment of a call in whole or part A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

19 A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed

20 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it

21 If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the directors may waive payment of the interest wholly or in part

22 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call

23 Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares

24 The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the

liability on the shares in respect of which it is advanced The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree

25 If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture

26 Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person

27 A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

28 A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share

TRANSFER OF SHARES

29 The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee

30 Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned The transfer may not be in favour of more than four transferees

31 (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer,

(b) is in respect of only one class of share, and

(c) is in favour of not more than four transferees

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer

32 If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal

33 Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine

34 No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share

35 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given

36 Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person

TRANSMISSION OF SHARES

37 If a member dies the survivor, or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him

38 A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect If he elects to have another person registered he shall transfer title to the share to that person All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred

39 A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares

DISCLOSURE OF INTERESTS

40 (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the 2006 Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll, and

(b) where the default shares represent at least 0 25 per cent of their class (calculated exclusive of treasury shares)

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend, and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless

(A) the member is not himself in default as regards supplying the information required, and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer

(iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of

(b) receipt by the Company of the information required by the notice mentioned in that paragraph, and

(c) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that

(d) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled), and

(e) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the 2006 Act in relation to the new shares

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the 2006 Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article

(5) For the purposes of this article

(f) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the 2006 Act, from anyone else)

knows or has reasonable cause to believe that the person is, or may be, so interested,

(g) "interested" shall be construed as it is for the purpose of section 793 of the 2006 Act,

(h) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(i) an "excepted transfer" means, in relation to any shares held by a member

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in section 974 of the 2006 Act) in respect of shares in the Company, or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

(6) Nothing in this article shall limit the powers of the Company under section 794 of the 2006 Act or any other powers of the Company whatsoever

UNTRACED MEMBERS

41 (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned,

(b) during that period at least three dividends in respect of the share have become payable,

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known

address of the member or person concerned, given notice of its intention to sell such share, and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words "after the expiration of that period," were omitted from sub-paragraph (c))

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser, and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale

ALTERATION OF CAPITAL

42 The Company may by ordinary resolution

(a) increase its share capital by new shares of such amount as the resolution prescribes,

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

(c) subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum,

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others, and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled

43 Subject to compliance with the terms of any resolution referred to in article 42, where any difficulty arises in regard to any consolidation or division, the Board may settle such

difficulty as it sees fit In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Acts, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser, and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

44 Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way

PURCHASE OF OWN SHARES

45 Subject to the provisions of the Acts, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them

GENERAL MEETINGS

46 All general meetings other than annual general meetings shall be called extraordinary general meetings

47 The directors may call general meetings If there are not sufficient directors to call a general meeting, any director or, if there is no director, any member of the Company may call a general meeting

NOTICE OF GENERAL MEETINGS

48 Subject to the provisions of the Acts, an annual general meeting shall be called by at least twenty-one clear days' notice and all extraordinary general meetings shall be called by at least fourteen clear days' notice The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company

49 The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting

PROCEEDINGS AT GENERAL MEETINGS

50 No business shall be transacted at any meeting unless a quorum is present Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or duly authorised representatives of a corporation which is a member (including for this purpose two proxies or corporate representatives who are appointed by the same member), shall be a quorum

51 If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved

52 The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present and willing to act to be chairman and, if there is only one director present, he shall be chairman

53 If no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman

54 The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to, and comply with, such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements

55 The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final

56 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares

57 In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that

such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues

58 The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to

(a) participate in the business for which the meeting has been convened,

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other satellite meeting place, and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) – (c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting All business conducted at the general meeting up to the point of the adjournment shall be valid The provisions of Article 59(2) shall apply to that adjournment

59 (1) Without prejudice to any other power of adjournment he may have under these articles or at common law

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place, and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that

(i) there is not enough room for the number of members and proxies who wish to attend the meeting,

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting, or

(iii) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out

(2) When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted Otherwise it shall not be necessary to give notice of an adjourned meeting No business shall be transacted

at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place

AMENDMENTS TO RESOLUTIONS

60 (1) A special resolution may be amended by ordinary resolution if

(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b) the amendment does not go beyond what is necessary to correct a clear error in the resolution

(2) An ordinary resolution may be amended if

(a) written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered to the Company at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed and the proposed amendment does not, in the reasonable opinion of the chairman, materially alter the substance of the resolution, or

(b) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on

POLLS

61 A poll on a resolution may be demanded at a general meeting either before a vote on a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared A poll on a resolution may be demanded by

(a) the chairman, or

(b) the directors, or

(c) not less than five members having the right to vote at the meeting, or

(d) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares), or

(e) a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares)

62 Unless a poll is duly demanded and the demand is not subsequently withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry in respect of such declaration in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

63 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made

PROCEDURE ON A POLL

64 Polls at general meetings shall, subject to articles 65 and 66 below, be taken as and when the chairman directs The chairman may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared The result of a poll shall be deemed to be the decision of the meeting on which the poll was demanded

65 A poll on

(a) the election of the chairman of the meeting, or

(b) a question of adjournment,

must be taken immediately

66 Other polls must be taken either immediately or within 30 days of their being demanded A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

67 No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded In any other case, at least seven clear days' notice must be given specifying the time and place at which the poll is to be taken

VOTES OF MEMBERS

68 Subject to any rights or restrictions attached to any shares -

(a) on a show of hands every member who is present in person has one vote, and every proxy present who has been duly appointed by a member entitled to vote has one vote, and

(b) on a poll every member (whether present in person or by proxy) has one vote for every share of which he is the holder A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way

69 In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members

70 A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person so authorised by that court Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these articles for the delivery or receipt of appointments of proxy, not less than 48 hours (excluding non-working days) before the time appointed for holding the meeting or

adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

71 No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid

72 No objection may be raised to the qualification of any person voting at a general meeting or on a poll to the counting of, or failure to count, any vote, except at the meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) or adjourned meeting at which the vote objected to is tendered Subject to any objection made in due time, every vote counted and not disallowed at the meeting or when the poll is taken shall be valid and every vote disallowed or not counted shall be invalid Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive

PROXIES

73 A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and speak and vote at a meeting of the Company The appointment of a proxy shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member) Delivery of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it A proxy need not be a member A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him References in these articles to an instrument of proxy include references to an appointment of multiple proxies

74 Where two or more valid separate appointments of proxy are received in respect of the same share in relation to the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others If the Company is unable to determine which is last sent, the one which is last received shall be so treated If the Company is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of that share If an appointment of proxy purports to appoint more than one person as proxy to exercise rights attached to the same share in relation to the same meeting, none of such appointments shall be treated as valid in respect of that share

75 Subject to article 76 below, an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer

76 The directors may allow an appointment of proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify, and where the Company has given an electronic address in any instrument or party or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to the appointment of a proxy, or notice of the termination of the authority of a proxy) may be sent by electronic

means to that address, subject to any conditions or limitations specified in the relevant notice of meeting

77 An appointment of proxy together with any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may

(a) in the case of an appointment of proxy in hard copy form be received at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote, or

(b) in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote, or

(c) in the case of a poll taken subsequent to the date of the meeting or adjourned meeting, more than 48 hours after it was demanded, be received as aforesaid after the poll has been demanded and not less than 24 hours (or such shorter time as the directors may determine) before the time appointed for taking the poll

78 An appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid The directors may specify in the notice convening the meeting that in determining the time for delivery of proxies pursuant to this article, no account shall be taken of any part of a day that is not a working day

79 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was delivered to the Company at the Office, or at such other place or address at which an appointment of proxy may be duly received or delivered, not later than the last time at which an appointment of proxy should have been received in order for it to be valid for use at the meeting at which the vote was given or the poll demanded or for use on the holding of the poll at which the vote was given

80 The directors may at the expense of the Company send or make available appointments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person If, for the purpose of any meeting, appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it The accidental omission, or the failure due to circumstances beyond the Company's control to send or make available such appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

CORPORATIONS ACTING BY REPRESENTATIVES

81 Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative(s) at any meeting of the Company, or at any separate meeting of the holders of any class of shares and, subject to the terms of this article, the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person or persons so authorised is/are present at it Where the corporation authorises only one person, he is entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual member of the Company Where the corporation authorises more than one person, any one of them is entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual member of the Company and all of them may speak at the meeting, save that if more than one of them purports to exercise a power at the meeting (other than the power to speak) on behalf of the corporation then

(a) if they purport to exercise the power in the same way, the power shall be treated as being exercised in that way,

(b) if they do not purport to exercise the power in the same way, the power shall be treated as not exercised

This shall apply whether the voting is on a show of hands or on a poll

DIRECTORS

82 Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two

83 A director shall not require a share qualification

84 (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to each of the directors (other than alternate directors) such fees for his services in the office of director as the directors may determine The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine

ALTERNATE DIRECTORS

85 Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him

86 An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director

87 An alternate director shall cease to be an alternate director if his appointor ceases to be a director, but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment

88 An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors

89 Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him

POWERS OF DIRECTORS

90 The business of the Company shall be managed by the directors who, subject to the provisions of the Acts, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors

91 (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of

(a) the amount paid up on the share capital of the Company, and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on

the profit and loss account reserve, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group,

and, for the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (1)(b) of this article

(2) In this article

(c) "the Group" means the Company and its subsidiary undertakings (if any), and

(d) "subsidiary undertaking" has the same meaning as in the Act

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed"

(e) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed,

(f) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them,

(g) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company), and

(h) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the

borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling -

(i) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member, or

(j) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken

(k) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company,

(l) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group, and

(m) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation

PROVISION FOR EMPLOYEES ON CESSATION OR TRANSFER OF BUSINESS

92 Subject to the provisions of the Acts, the directors may resolve to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary

DELEGATION OF DIRECTORS' POWERS

93 (1) The directors may delegate any of their powers

(a) to any managing director, any director holding any other executive office or any other director,

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors, and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director, and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying

94 The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him

APPOINTMENT AND RETIREMENT OF DIRECTORS

95 At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire by rotation or pursuant to article 100 at either of them shall retire from office by rotation A retiring director shall be eligible for reappointment Any non-executive director (other than the chairman) who has held office as a non-executive director for nine years or more and who is not required to retire under the preceding provision of this article shall also retire from office and shall be eligible for reappointment

96 If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost

97 No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless

(a) he is recommended by the directors, or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed

98 At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment

99 Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director

100 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment

101 Subject as aforesaid, a director who retires at an annual general meeting may be reappointed If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting

DISQUALIFICATION AND REMOVAL OF DIRECTORS

102 Without prejudice to the provisions of the Acts, the Company may, by ordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director

103 The office of a director shall be vacated if

(a) he ceases to be a director by virtue of any provision of the Acts or he becomes prohibited by law from being a director, or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally, or

(c) he is, or may be, suffering from mental disorder and either

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs, or

(d) he resigns his office by notice in writing to the Company, or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated, or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated, or

(g) a notice in writing is served upon him personally or at the address registered with the Company in accordance with sections 288 to 290 of the 1985 Act or at his residential address provided to the Company, signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated (and such notice may consist of several documents in the like form each executed by one or more directors)

DIRECTORS' APPOINTMENTS AND INTERESTS

104 The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Acts, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company

105 (1) Subject to the provisions of the Acts, and provided that he has disclosed to the directors the nature and extent of any material interest of his prior to the Company entering into the transaction or arrangement, a director notwithstanding his office

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested,

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested, and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such

body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit

(2) For the purposes of this article

(d) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified, and

(e) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his

106 Subject to the provisions of the Act and Articles 115 and 116, the directors may authorise any matter which would otherwise result in or amount to a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of the Company or his duty not to accept a benefit from a third party conferred by reason of his being or doing anything as a director A director's duty to avoid conflicts will not be infringed by reason of any matter which is specifically or generally authorised by the directors of the Company pursuant to this Article Without prejudice to the generality of foregoing, the directors may authorise any director to accept or continue in any office, position or post, and any conflict of interest that may arise by virtue of such director holding such office, position or post and may authorise, before or at the time that such conflict arises, the manner in which any conflict arising out of such office, position or post may be dealt with, including authorising the relevant director to absent himself from any meeting of the board or any committee of the board at which the relevant matter is discussed and to excuse himself from the decision making process in relation thereto

DIRECTORS' GRATUITIES AND PENSIONS

107 The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit

PROCEEDINGS OF DIRECTORS

108 (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address, but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address

(4) Questions arising at a meeting shall be decided by a majority of votes In case of an equality of votes, the chairman shall have a second or casting vote A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able

(a) to hear each of the other participating directors addressing the meeting, and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

109 No business shall be transacted at any meeting of the directors unless a quorum is present The quorum may be fixed from time to time by the directors, but it must never be less than two, and unless so fixed at any other number it shall be two An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum, but no alternate director may be counted as more than one director for such purposes

110 The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting

111 The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting

112 All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that

there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had ceased to hold office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote

113 A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity

114 (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless the case falls within one or more of the following sub-paragraphs

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings,

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange,

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes,

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme (within the meaning of section 743 of the 1985 Act), which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates,

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a

bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder), or

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the 1985 Act (excluding for this purpose any statutory modification or repeal thereof whether before or after the date when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment

115 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote

116 The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors

117 If a question arises at a meeting of the directors as to the right of a director to vote, including whether a director has a material interest and/or whether a matter is material for the purposes of article 114, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive

MINUTES

118 The directors shall cause minutes to be made in books kept for the purpose

(a) of all appointments of officers made by the directors, and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting

SECRETARY

119 Subject to the provisions of the Acts, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit, and any secretary so appointed may be removed by them

DIVIDENDS

120 Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors

121 Subject to the provisions of the Acts, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights

122 Subject to the provisions of the Acts and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share

123 A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees

124 (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time

consider sufficient, by means of a relevant system) which the directors consider appropriate Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed), or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request

125 No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share

126 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company

127 The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution The following provisions shall apply

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the London Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution Absent manifest error, a certificate or report by the auditors as to the

amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned

CAPITALISATION OF PROFITS

128 (1) The directors may with the authority of an ordinary resolution of the Company

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to

the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve),

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend,

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned),

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members, and

(f) generally do all acts and things required to give effect to such resolution as aforesaid

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Acts, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent

necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required)

RECORD DATES

129 Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly

ACCOUNTS

130 No member (other than a director) shall have any right to inspect any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company

NOTICES ETC

131 Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing

132 (1) Any notice, document or information may (without prejudice to articles 135 and 136) be given, sent or supplied by the Company to any member either

(a) personally, or

(b) by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given pursuant to article 132(4), or by leaving it at that address, or

(c) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement), or

(d) subject to the provisions of the Acts, by making it available on a website, provided that the requirements in article 132(2) are satisfied

(2) The requirements referred to in article 132(1)(d) are that

(a) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the

Company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement),

(a) the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed ("notification of availability"),

(b) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting, and

(c) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid

(3) *In the case of joint holders of a share*

(a) it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (the "first named holder") only, and

(b) the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders

(4) A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice, document or information from the Company unless he gives to the Company an address (not being an electronic address) within the United Kingdom at which notices, documents or information may be given to him

(5) For the avoidance of doubt, the provisions of this article 132 are subject to article 49

(6) The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members

133 A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any

class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called

134 (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given, and no change in the register after that time shall invalidate the giving of the notice

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title, but this paragraph does not apply to a notice given under section 793 of the 2006 Act

135 Subject to the Acts, where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom The Company shall send a copy of the notice to members in the same manner as it sends notices under article 132 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable

136 Subject to the Acts, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which article 135 applies, shall be sufficiently given, sent or supplied if given by advertisement in at least one national daily newspaper published in the United Kingdom

137 Any notice, document or information given, sent or supplied by the Company to the members or any of them

(a) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been received 48 hours after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent,

(b) by advertisement, shall be deemed to have been received on the day on which the advertisement appears,

(c) by electronic means, shall be deemed to have been received 24 hours after it was sent Proof that a notice, document or information in electronic form was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice, document or information was sent) shall be conclusive evidence that the notice, document or information was sent, and

(d) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website

138 Any notice, document or information may be given, sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred

139 If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address or a postal address within the United Kingdom, or (without prejudice to article 132(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles

140 Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve, or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine

The Company may designate mechanisms for validating any such document and a document not validated by the use any such mechanisms shall be deemed as having not been received by the Company In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles 48 and 76

DESTRUCTION OF DOCUMENTS

141 (1) The Company may destroy

(a) any instrument of transfer, after six years from the date on which it is registered,

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded,

(c) any share certificate, after one year from the date on which it is cancelled, and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that

(e) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant,

(f) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article, and

(g) references in this article to the destruction of any document include references to the disposal of it in any manner

WINDING UP

142 If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, subject to the provisions of the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability

INDEMNITY

143 Subject to the provisions of the Acts, the Company may

(a) indemnify to any extent any person who is or was a director, or a director of an associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company, and/or

(b) purchase and maintain insurance for any person who is or was a director, or a director of any associated company against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company or any associated company

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

Change in situation or address of Registered Office

Company Number 03262598

Company Name in full BlueBay Asset Management PLC

New situation of registered office

NOTE

The change in the situation of the registered office does not take effect until the Registrar has registered this notice

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office

PO Box numbers only are not acceptable

For English and Welsh companies, the address must be in England or Wales For Scottish companies, the address must be in Scotland

Address: 77 Grosvenor Street

Post town: London

County / Region:

Postcode: W1K 3JR

Signed [signature] **Date** 15 November 2007

† Please delete as appropriate

† a ~~director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Company Secretary, BlueBay Asset Management PLC,
77 Grosvenor Street,
London W1K 3JR Tel +44 (0)20 7389 3700
DX number DX exchange

THURSDAY

LD4 212
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHWP000

Company Number: 03262598

Company Name in full: BLUEBAY ASSET MANAGEMENT PLC

	Day	Month	Year
Date of termination of appointment	13	07	2007

as director [ ] as secretary [✓]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House

Forename(s): NICHOLAS MARK

Surname: WILLIAMS

†Date of Birth: Day Month Year

A serving director, secretary etc must sign the form below

Signed: X [signature] Date: 19/7/2007

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

JAMES BRACE, BLUEBAY ASSET MANAGEMENT
45 PALL MALL, LONDON
SW1Y 5JG Tel 0207 389 3604
DX number — DX exchange —

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh

MONDAY
KM 26/11/2007
COMPANIES HOUSE

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03282598

Company Name in full BlueBay Asset Management plc

	Day	Month	Year		Day	Month	Year
Date of appointment	01	11	2006	†Date of Birth	21	03	1956

Appointment form

Notes on completion appear on reverse

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Nicholas Mark

Surname: Williams

Previous Forename(s): N/A Previous Surname(s): N/A

†† Usual residential address: Bickley Court Cottage, Chislehurst Road

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: Bickley Postcode: BR1 2NW

County / Region: Kent Country: England

†Nationality: British †Business occupation: Chief Financial Officer

†Other directorships (additional space overleaf): N/A

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature X [signature] Date X 22/1/2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed X [signature] Date

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

JAMES BEALE, BLUEBAY ASSET MANAGEMENT,
TIMES PLACE, 45 PALL MALL, LONDON
SW1Y 5JG Tel 020 7389 3700

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

WEDNESDAY, MONDAY

Company Number 03262598

† Directors only

†Other directorships N/A

NOTES
Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

pgs 1161.

Companies House — for the record —

Company Name
BLUEBAY ASSET MANAGEMENT PLC ✓

363s Annual Return

Company Type
Public Limited Company

Company Number
3262598

Information extracted from Companies House records on
4th October 2007

> Please check the details printed in the **"Current details"** column
> If any details are wrong, strike them thr... in the **"Amended details"** column
> Please complete in **black** ink and use c...

MONDAY

Section 1: Company details

Ref 3262598/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Times Place** **45 Pall Mall** **London** **SW1Y 5JG**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Address where the Register is held** ~~At Registered Office~~	Address CAPITA REGISTRARS, THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT UK Postcode BR3 4TU
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column* > *Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for list of activity codes*	**SIC Code** **Description** **6712** **Security broking & fund management**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** **James Jackson BRACE** **Address** **94A Hadham Road** **Bishops Stortford** **Hertfordshire** **CM23 2QF**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date James Jackson BRACE ceased to be secretary (if applicable) __ / __ / ____
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** ~~**Nicholas Mark WILLIAMS**~~ **Address** ~~**Flat 7 Samphire**~~ ~~**39 Old Hill**~~ ~~**Chislehurst**~~ ~~**Kent**~~ ~~**BR7 5NA**~~	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address THIS INDIVIDUAL RESIGNED AS SECRETARY WEF 13/07/07. HE HAS BEEN A DIRECTOR SINCE 1/4/06 * UK Postcode ____ ___ Date of change __ / __ / ____ Date Nicholas Mark WILLIAMS ceased to be secretary (if applicable) 13 / 07 / 2007

* COPIES OF THE RELEVANT 288a & 288b ARE ATTACHED TO THIS FORM FOR REFERENCE

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Tom CROSS BROWN** **Address** **Shipton Old Farm** **Winslow** **Buckinghamshire** **MK18 3JL** **Date of birth** **22/12/1947** **Nationality** **British** **Occupation** **Non Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Tom CROSS BROWN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Terence Charles ECCLES** **Address** **Gateside House** **Ravenscroft Road** **Weybridge** **Surrey** **KT13 0NX** **Date of birth** **09/01/1946** **Nationality** **British** **Occupation** **Non Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Terence Charles ECCLES ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Alexander KHEIN** **Address** **Penthouse D Montrose Court** **Princess Gate** **London** **SW7 2QG** **Date of birth** 17/09/1969 **Nationality** Usa **Occupation** Chief Operating Officer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Alexander KHEIN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Mark POOLE** **Address** **Shefford House** **Great Shefford** **Hungerford** **Berkshire** **RG17 7EF** **Date of birth** 19/07/1961 **Nationality** British **Occupation** ~~Fund Manager~~ Fund Manager	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Mark POOLE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Hans Joerg RUDLOFF** **Address** **Flat 7** **7 Onslow Gardens** **London** **SW7 3LY** **Date of birth** **11/10/1940** **Nationality** **German** **Occupation** **Banker**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Hans Joerg RUDLOFF ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Hugh WILLIS** **Address** **Harroway House** **The Harrow Way** **Whitchurch** **Hampshire** **RG28 7QT** **Date of birth** **11/03/1960** **Nationality** **British** **Occupation** **Fund Manager**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Hugh WILLIS ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	190,635,000	£190,635

> *Please fill in the total number of issued shares and their total nominal value*

Number of shares issued

190,635,000

Aggregate Nominal Value of issued shares

£190,635

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 11/10/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company

> Please copy this page if there is not enough space to enter all the company's current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below) I enclose the filing fee of £30

Signature [signature] (~~Director~~ / Secretary)

Date 20 / 11 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☑ This AR is made up to ***11/10/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th October 2008** please give the new date here

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Contact Name: COMPANY SECRETARY

Telephone number *inc code*: 020 7383 3700

Address: 77 GROSVENOR STREET
LONDON

DX number *if applicable*

DX exchange

Postcode: W1K 3JR

FORM ML8(03/07)
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 3262598

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM 27/11/07. TO ORDER A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

END